Springleaf Holdings, LLC

601 N.W. Second Street

Evansville, IN 47708

August 16, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Springleaf REIT Inc.
Application for Withdrawal Pursuant to Rule 477
Registration Statement on Form S-11 (File No. 333-174208)

To Whom It May Concern:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Springleaf REIT Inc. (the “Company”) requests that the Registration Statement on Form S-11, together with all exhibits and amendments thereto (File No. 333-174208), as initially filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2011 (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement was filed in connection with a proposed public offering of common stock, $0.01 par value per share (the “Common Stock”). The Company has determined not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. The Registration Statement has not been declared effective, and the Company confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Company also requests that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) promulgated under the Act.

Please provide a copy of the Order to the undersigned via email at scott.mckinlay@slfs.com or via facsimile at (812) 468-5396, with a copy to Gregory Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP, via email at gregory.fernicola@skadden.com or via facsimile at (917) 777-2918.

If you have any questions regarding the foregoing application for withdrawal, please contact me directly at (812) 468-5502.

Very truly yours,

/s/ Scott D. McKinlay
Scott D. McKinlay
General Counsel, Springleaf Holdings, LLC